SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2018

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

1. OBJECTIVE

This Dividend Policy ( Policy ) establishes guidelines for the distribution of Dividends and/or Interest on Capital Payable of Braskem S.A. ( Braskem or Company ), in compliance with or complementing the provisions of the applicable legislation and regulations.

2. SCOPE

This Policy applies to the Shareholders of Braskem, to the members of the Board of Directors and of the Fiscal Council and to the Team Members of the Financial and Investor Relations departments of Braskem.

3. REFERENCES

  Braskem Bylaws;
  Brazilian Corporation Law;
  Federal Law 9,249/1995;
  CVM Regulations.

4. DUTIES AND RESPONSIBILITIES

4.1 SHAREHOLDERS MEETING

  Approve the distribution of Dividends

4.2 BOARD OF DIRECTORS

  Express its opinion on any management proposal submitted at the Shareholders Meeting regarding the distribution of Dividends;
  Declare interim Dividends; and
  Decide on the payment of Interest on Capital Payable.

4.3 FINANCE AND INVESTMENT COMMITTEE

  Review, prior to the analysis of the Board of Directors, any management proposal on the distribution of Dividends and of Interest on Capital Payable in alignment with this policy.

4.4 FISCAL COUNCIL

  Issue opinions on any management proposals submitted at the Shareholders Meeting on the distribution of Dividends; and
  Issue opinions on the financial situation of the Company.

4.5 CHIEF FINANCIAL OFFICER

  Ensure that the proposals for the distribution of Dividends or Interest on Capital Payable submitted to the Board of Directors and/or to the Shareholders Meeting comply with the terms of this Policy.

4.6 INVESTOR RELATIONS DEPARTMENT

  Coordinate the processes for the distribution of Dividends and/or Interest on Capital Payable and widely disseminate this Policy.

5. POLICY

5.1 ALLOCATION OF NET INCOME AND MANDATORY DIVIDEND

At the end of each fiscal year, the financial statements of the Company are prepared.

Before any other allocation, five percent (5%) of the net income determined in accordance with Brazilian Corporation Law and with Braskem s Bylaws are allocated to the Legal Reserve, subject to the limits established in such Brazilian Corporation Law.

Shareholders will be entitled to receive as Mandatory Dividend twenty-five percent (25%) of the net income for the fiscal year, in accordance with Article 202 of Brazilian Corporation Law.

As provided for in Article 202, Paragraph 4 of Brazilian Corporation Law, the payment of Dividends is not mandatory in fiscal years in which the Management bodies inform the Annual Shareholders Meeting that such payment is incompatible with the financial situation of the Company. In such event, the Fiscal Council, if installed, must issue an opinion on such information, and the Management must submit to the Securities and Exchange Commission of Brazil (CVM) a justification of the information conveyed to the Shareholders Meeting within five (5) calendar days as from the date on which it was held.

The Dividend will be distributed to shareholders in accordance with the priorities and rights inherent to the various types and classes of shares, as per items 5.1.1 and 5.1.2 and respecting the Financial Management Policy.

The share of net income that exceeds the Mandatory Dividend, provided that the Priority Dividend has been paid, may be retained, based on the Capital Budget, or distributed as Complementary Dividends, observing the provisions of item 5.2 of this Policy.

5.1.1 PRIORITY DIVIDEND OF THE PREFERRED SHARES

a)	The class A" and class B" preferred shares have the same priority in the distribution, in each fiscal year, of non-cumulative Dividends corresponding to six percent (6%) of their unit value, as defined in item "d" below;
b)	the common shares are entitled to Dividends only after payment of the Priority Dividend referred to in item a above;
c)	only the common shares and the class "A" preferred shares participate in the distribution, by the Company, of shares resulting from the incorporation of reserves into capital; and
d)	the unit value of shares is obtained by dividing the capital by the total outstanding shares (considering, for such effect, the total shares issued by the Company, including shares held in treasury).

The value of the Priority Dividend is calculated for the purposes of the Mandatory Dividend, but it is not limited by it, in accordance with Article 203 of Brazilian Corporation Law. However, the Priority Dividend must be paid in full even if it is greater than the Mandatory Dividend, being limited only by the amount of net income eligible for distribution.

REMAINING DIVIDENDS AFTER PAYMENT OF THE PRIORITY DIVIDEND

After payment of the Priority Dividend, if there is any remaining Dividend to be distributed (Mandatory and/or Complementary), the remaining amount of the dividend will be allocated successively:

a)	upon payment to the common shares of a Dividend up to the limit of the Priority Dividend, i.e., upon payment to each common share of up to six percent (6%) of the unit value of the shares; and

b)	if there is still an amount remaining, upon payment to the common shares and class A preferred shares, at equal conditions, so that each common share or class A preferred share receives the same Dividend. The class B preferred shares do not participate in the distribution of remaining amounts after payment of the Priority Dividend.

5.2 COMPLEMENTARY DISTRIBUTIONS

The payment of Dividends in addition or complementary to the Mandatory Dividend, during each fiscal year, must be analyzed by the Company considering its capacity to generate cash flow, based on its long-term projections, including investment plans, as well as any other factors the Company deems pertinent, such as obtaining and/or maintaining an investment grade credit rating from Rating Agencies, always respecting the Financial Management Policy.

Therefore, and without prejudice to any other strategic considerations or analyses the Company deems necessary, the proposal for Complementary Distributions must take into account the impact of such distribution on the Net Debt/EBITDA ratio of the Company measured in U.S. dollars. This indicator, after any distribution, must not be greater than 2.5 times in the current year and in the two (2) subsequent years, based on the long-term projections of the Company, considering the risks of these projections being lower.

Without prejudice to the aforementioned, such leverage ratio may remain temporarily above 2.5 times during a period in which the company is making strategic investments that create value for shareholders and there is an expectation of generating future cash flow that contributes to this leverage ratio returning to a level not greater than 2.5 times. In this scenario, the management of the Company will not make a proposal for Complementary Distributions.

5.3 RESPONSIBILITY AND FREQUENCY

The Annual Shareholders Meeting is responsible for considering and voting on the allocation of the Company s net income for the year, determined annually based on the audited financial information, which must be held within the four months following the end of the fiscal year, based on proposal of the Company s Management.

The Company may, as decided by the Board of Directors, declare interim Dividends based on profit determined in the quarterly or semiannual balance sheets, subject to the analysis established in item 5.2 of this Policy.

The Board of Directors also may declare interim Dividends to the profit reserve account on the last annual or semiannual balance sheet, which is equally subject to the analysis referred to in item 5.2 above.

The Company also may, by decision of the Board of Directors, pay Interest on Capital Payable to its shareholders, in accordance with Article 9, Paragraph 7 of Federal Law 9,249/95 and the pertinent legislation.

Unlike Dividends, the payment of Interest on Capital Payable is not tax-exempt, being subject to withholding income tax at the rates in force, except for shareholders exempted from or not subject to such tax

Unless decided otherwise at the Shareholders Meeting, the interim Dividends and Interest on Capital Payable (the latter based on the amount net of Withholding Income Tax) are calculated towards the Priority Dividend and the Mandatory Dividend.

5.4 INFORMATION ON PAYMENT

Dividends must be paid, unless otherwise decided by the competent body, within sixty (60) days from the date they are declared and, in any case, during the fiscal year.

The Dividends and Interest on Capital Payable attributed to shareholders do not earn interest or inflation adjustment and, if not claimed within three (3) years as from the initial date of their payment, will inure to the benefit of the Company.

Unless if decided otherwise by the competent body, the Company will pay the Dividends to the person that on the date of their declaration is registered as the owner or beneficiary of the share.

6. MISCELLANEOUS

Team Members are responsible for knowing and understanding all Guidance Documents applicable to them. Likewise, Leaders are responsible for ensuring that all of their Team Members understand and comply with the Guidance Documents applicable to the Company.

Team Members who have questions regarding this Policy, including about its scope, terms or obligations, should contact their respective Leaders and, if necessary, the Chief Financial Officer of the Company.

Violations of any of the Company s Guidance Documents could result in severe consequences to

Braskem and the Team Members involved. Therefore, failure to comply with this Policy or to report knowledge of a violation of this Policy could result in disciplinary measures for any Team Member involved.

Braskem s Board of Directors

DEFINITIONS

To standardize the terms and expressions used within the scope of this Policy, the following words starting with uppercase letters have the following meanings:

"Rating Agencies" : S&P, Fitch Ratings and Moody's, or those engaged by the Company.

"Braskem" or "Company" : BRASKEM S.A.

"CVM" : Securities and Exchange Commission of Brazil.

"Net Debt" : consolidated net debt less the balance of the asset account in the consolidated balance sheet (cash, cash equivalents and financial investments), excluding the same accounts of projects that adopt a Project Finance structure.

"Complementary Distributions" : amounts to be distributed to Shareholders as Complementary Dividends, Interest on Capital Payable and/or share buybacks.

"Dividend" : portion of the Company s net income distributed to shareholders in the form of dividends, in accordance with Article 201 et seq. of Brazilian Corporation Law.

"Complementary Dividends" : amounts to be distributed to Shareholders above the Mandatory Dividend.

"Mandatory Dividend" : portion of net income that the Company must mandatorily distribute to its shareholders, subject to the exceptions provided for in law, currently set in the Bylaws of the Company at 25% of adjusted net income for the fiscal year, in accordance with Article 202 of Brazilian Corporation Law.

"Priority Dividend" : priority dividend (minimum or fixed, depending on the case) to which the class "A" and class B preferred shares are entitled, which is debited from the net income account for the fiscal year, corresponding to a dividend per share of six percent (6%) of the unit value of the class "A" and class B preferred shares of the Company, as detailed in the Bylaws and in this Policy.

"EBITDA" : consolidated net income for the period, including taxes on profit (income tax/social contribution on net income), financial result and depreciation, amortization and depletion, and excluding or including other items of the income statement that contribute to better information on the Company s potential gross cash generation. The same accounts of projects that adopt a Project Finance structure are excluded.

"Interest on Capital Payable" : portion of the Company s net income distributed to shareholders in the form of Interest on Capital Payable, in accordance with Article 9, Paragraph 7 of Federal Law 9,249/95 and the pertinent legislation. The information contained in this Policy related to the distribution of Dividends applies, when appropriate, to the payment of Interest on Capital Payable.

"Brazilian Corporation Law" : Federal Law 6,404 of 1976.

"Braskem BL" : Braskem Business Leader.

"Capital Budget" : document submitted annually by the management bodies for approval in the annual shareholders' meeting containing the justification for the proposed retained earnings, including all sources of funds and capital investments, whether fixed or current, which may have a duration of up to five (5) fiscal years, except in the case of the execution of an investment project for a longer period.

"Project Finance" : a type of financial structure for executing projects in which the project debt must be paid exclusively using the funds generated by the actual project, without any guarantee/obligation of payment of such debt by the shareholders of the project. Without prejudice to the aforementioned, this category may include limited guarantees given by the shareholders of the project for some of its specific risks, especially during the period of construction and stabilization of operations.

"Chief Financial Officer" : Senior executive who is the Leader of the Financial and Information Technology functions of the Company, known in Brazil as the RAE Finance and abroad as the Chief Financial Officer ("CFO") of Braskem.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2018
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.